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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No.         )*
                                   --------

                 Gulfstream Aerospace Corporation
    ----------------------------------------------------------
                         (Name of Issuer)


                   Common Stock, par value $ .01
    ----------------------------------------------------------
                    (Title Class of Securities)



                             40273410
    ----------------------------------------------------------
                          (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 40273410                 13G        Page   2   of   12   Pages
          ----------------                         -----    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                               (b) [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF    5  SOLE VOTING POWER

   SHARES        19,467,013

BENEFICIALLY  6  SHARED VOTING POWER

 OWNED BY        None

   EACH       7  SOLE DISPOSITIVE POWER

 REPORTING       19,467,013

  PERSON      8  SHARED DISPOSITIVE POWER

   WITH         None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    19,467,013

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [  ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    26.3%

12  TYPE OF REPORTING PERSON*
    PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 40273410                 13G        Page   3   of   12   Pages
          ----------------                         -----    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gulfstream Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                               (b) [X]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF    5  SOLE VOTING POWER

  SHARES         5,071,259

BENEFICIALLY  6  SHARED VOTING POWER

 OWNED BY        None

   EACH       7  SOLE DISPOSITIVE POWER

 REPORTING      5,071,259

  PERSON      8  SHARED DISPOSITIVE POWER

   WITH         None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,071,259

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [  ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.9%

12  TYPE OF REPORTING PERSON*
    PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 40273410                 13G        Page   4   of   12   Pages
          ----------------                         -----    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gulfstream Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                               (b) [X]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF    5  SOLE VOTING POWER

  SHARES         6,853,399

BENEFICIALLY  6  SHARED VOTING POWER

 OWNED BY        None

   EACH       7  SOLE DISPOSITIVE POWER

 REPORTING       6,853,399

  PERSON      8  SHARED DISPOSITIVE POWER

   WITH          None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,853,399

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [  ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.3%

12  TYPE OF REPORTING PERSON*
    PN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)


Item 1(a).     Name of Issuer

               Gulfstream Aerospace Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices

               P.O. Box 2206
               500 Gulfstream Road
               Savannah, Georgia  31402-2206

Item 2(a).     Name of Persons Filing

               This statement is filed by (i)
               Forstmann Little & Co.
               Subordinated Debt and Equity
               Management Buyout Partnership-IV
               ("MBO-IV"), (ii) Gulfstream
               Partners and (iii) Gulfstream
               Partners II, L.P.

Item 2(b).     Address of Principal Business Office
               is, if none, Residence

               The address of the principal business
               office of each Reporting Person is:

               c/o Forstmann Little & Co.
               767 Fifth Avenue
               New York, New York  10153

Item 2(c).     Citizenship

               MBO-IV, Gulfstream Partners and
               Gulfstream Partners II, L.P. are each
               New York limited partnerships

Item 2(d).     Title of Class of Securities

               The Securities to which
               this statement relates are
               shares of Common Stock, par
               value $ .01 per share, of
               the Issuer ("Common Stock").

Item 2(e).     CUSIP Number

               The CUSIP Number for the Common Stock
               is 40273410.

Item 3.        If this statement is filed pursuant
               to Rule 13d-1(b), or 3d-2(b), check
               whether the person filing is a:

               None of the options apply.  This
               Schedule 13G is being filed pursuant
               to Rule 13d-1(c).

Item 4.        Ownership

        (1)    MBO-IV:

               (a)  Amount Beneficially Owned

                    MBO-IV, a New York limited partnership,
                    directly owns 19,467,013 shares of Common
                    Stock. FLC Partnership, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach, Winston W. Hutchins and Thomas H. Lister, each a United States citizen with his or her principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC Partnership, L.P. and (other than Ms. Horbach and Mr. Lister, who do not have any voting or investment power with respect to, or any economic interest in the shares of Common Stock owned by MBO-IV) may be deemed to share beneficial ownership of these shares of Common Stock. All the general partners of FLC Partnership, L.P. specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.


               (b)  Percent of Class

                    The Shares of Common Stock owned by MBO-IV represent approximately 26.3% of the outstanding Common Stock.

               (c)  Number of Shares as to which
                    such person has:

                   (i)    sole power to vote or to
                          direct the vote -- 19,467,013.

                   (ii)   shared power to vote or to
                          direct the vote -- None.

                   (iii)  sole power to dispose
                          or to direct the
                          disposition of --  19,467,013.

                   (iv)   shared power to dispose or
                          to direct the disposition
                          of -- None.

        (2)    Gulfstream Partners:

               (a)  Amount Beneficially Owned

                    Gulfstream Partners, a New York
                    limited partnership, directly owns
                    5,071,259 shares of Common Stock.
                    FLC XXI Partnership, a New York
                    general partnership having its
                    principal business office at the
                    address set forth in response to Item
                    2(b) of this statement, is the
                    general partner of Gulfstream
                    Partners and, accordingly, may be
                    deemed to share beneficial ownership
                    of these shares of Common Stock, but
                    specifically disclaims any such
                    beneficial ownership pursuant to Rule
                    13d-4.  Wm. Brian Little, Nicholas C.
                    Forstmann, Steven B. Klinsky, Winston
                    W. Hutchins, John A. Sprague, Wm.
                    Brian Little IRA, Winston W. Hutchins
                    IRA, John A. Sprague IRA and TJ/JA
                    L.P., a Delaware limited partnership,
                    are the general partners of FLC XXI
                    Partnership and may be deemed to
                    share beneficial ownership of these
                    shares of Common Stock, but
                    specifically disclaim any such
                    beneficial ownership pursuant to Rule
                    13d-4.  Wm. Brian Little, Nicholas C.
                    Forstmann, Steven D. Klinsky, Winston
                    W. Hutchins, John A. Sprague, is each
                    a United States citizen with his or
                    her principal place of business at
                    the address set forth in response to
                    Item 2(b) of this statement.  Wm.
                    Brian Little is the sole owner of Wm.
                    Brian Little IRA, his individual
                    retirement account.  Winston W.
                    Hutchins is the sole owner of Winston
                    W. Hutchins IRA, his individual
                    retirement account.  John A. Sprague
                    is the sole owner of John A. Sprague
                    IRA, his individual retirement
                    account.  The general partner of
                    TJ/JA L.P. is Theodore J. Forstmann.

               (b)  Percent of Class

                    The shares of Common Stock owned by
                    Gulfstream Partners represents
                    approximately 6.9% of the outstanding
                    Common Stock.

               (c)  Number of Shares as to which
                    such person has:

                    (i)    sole power to vote or to
                           direct the vote --
                           5,071,259.

                    (ii)   shared power to vote or to
                           direct the vote -- None.

                    (iii)  sole power to dispose
                           or to direct the
                           disposition of -- 5,071,259.

                    (iv)   shared power to dispose or
                           to direct the disposition
                           of -- None.

          (3)  Gulfstream Partners II, L.P.:

               (a)  Amount Beneficially Owned

                    Gulfstream Partners II, L.P., a New York limited partnership, directly owns 6,853,399 shares of Common Stock. FLC XXIV Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Gulfstream Partners II, L.P. and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, John A. Sprague, Steven B. Klinsky, Sandra
                    J. Horbach and Winston W. Hutchins, each a
                    United States citizen with his or her
                    principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXIV Partnership and may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

               (b)  Percent of Class

                    The shares of Common Stock owned by Gulfstream Partners II, L.P. represent approximately 9.3% of the outstanding Common Stock.

               (c)  Number of shares as to which
                    such person has:

                    (i)    sole power to vote or to
                           direct the vote -- 6,853,399.

                    (ii)   shared power to vote or to
                           direct the vote -- None.

                    (iii)  sole power to dispose
                           or to direct the
                           disposition of -- 6,853,399.

                    (iv)   shared power to dispose or
                           to direct the disposition
                           of -- None.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of more than Five Percent
          on Behalf of Another Person

          Not Applicable.

Item 7.   Identification and Classification of
          the Subsidiary which Acquired the
          Security being Reported on by the
          Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of
          Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.



                             SIGNATURE
                             ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1997      Forstmann Little & Co. Subordinated
                              Debt and Equity Management
                              Buyout Partnership-IV

                              By:  FLC Partnership, L.P.
                                   General Partner


                              By:  /s/ Winston W. Hutchins
                                   --------------------------------
                                   Winston W. Hutchins
                                   General Partner

Dated:  February 11, 1997     Gulfstream Partners

                              By:  FLC XXI Partnership, L.P.
                                   General Partner


                              By:  /s/ Winston W. Hutchins
                                   --------------------------------
                                   Winston W. Hutchins
                                   General Partner



Dated:  February 11, 1997     Gulfstream Partners II, L.P.

                              By:  FLC XXIV Partnership,
                                   General Partner


                              By:  /s/ Winston W. Hutchins
                                   --------------------------------
                                   Winston W. Hutchins
                                   General Partner